UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Conversion of Series B Convertible Debentures

Formula Systems (1985) Ltd. (“Formula”) hereby reports that a significant amount of its unsecured, convertible debentures—the Series B Debentures— that are traded exclusively in Israel has been converted into ordinary shares, par value 1.0 New Israeli Shekels (“NIS”) per share, of Formula (“ordinary shares”). As a result of those conversions, which have been effected during 2018 and through March 10, 2019, holders of Series B Debentures have converted an aggregate principal (par value) amount of NIS 80.5 million into 545,485 ordinary shares, constituting 3.57% of Formula’s issued and outstanding share capital (following those conversions).

The Series B Debentures were initially issued pursuant to a public offering of debentures on the Tel Aviv Stock Exchange (the “TASE”) in September 2015, under which NIS 125 million (approximately $31.9 million) principal amount (par value) of Series B Debentures were sold at a price per debenture unit (each unit comprised of NIS 1,000 par value) of NIS 1,020. The principal amount (par value) of the Series B Debentures is linked to the U.S. dollar and bears interest at a fixed annual rate of 2.74%, payable in one payment upon maturity— on March 26, 2019 (at which time the accrued interest will constitute 10% of the principal amount of the outstanding Series B Debentures, in the aggregate). The Series B Debentures have been subject to conversion into ordinary shares at an original rate of NIS 157 (approximately $40.03) principal amount (par value) of Series B Debentures per share, which rate has been subject to adjustment for dividends distributed by Formula. As of March 9, 2019, the adjusted conversion rate amounted to NIS 147.54 per ordinary share.

The total amount due for payment by Formula under the Series B Debentures on March 26, 2019, including accumulated interest, is approximately $12.5 million (approximately NIS 45.2 million).

No U.S. Offering

This Report of Foreign Private Issuer on Form 6-K is not an offer of securities for sale in the United States. Any securities— including the Series B Debentures described herein— may not be offered or sold in the United States absent registration under the US Securities Act of 1933, as amended (the “Securities Act”) or an exemption from the registration requirements thereunder. Any offering of the Series B Debentures will be made only in Israel to residents of Israel, will not be registered under the Securities Act and will not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the Securities Act), except pursuant to an applicable exemption from registration under the Securities Act.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: March 12, 2019	By:	/s/ Asaf Berenstin
Name: Asaf Berenstin
Title: Chief Financial Officer

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